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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                          QUALITY FOOD CENTERS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  747565109
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                                (CUSIP Number)

     SHELI Z. ROSENBERG, ZELL/CHILMARK FUND L.P., TWO N. RIVERSIDE PLAZA
                       CHICAGO, IL 60606 (312) 466-3090
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               JANUARY 16, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO. 747565109                                           Page 2 of 5 Pages


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ZELL/CHILMARK FUND L.P.
    36-3716608


 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    WC

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        / /
    TO ITEMS 2(d) or 2(E)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

                        7  SOLE VOTING POWER
 NUMBER OF
   SHARES                  3,975,000
BENEFICIALLY
  OWNED BY              8  SHARED VOTING POWER
    EACH
 REPORTING              9  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   3,975,000

                       10  SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,975,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    27.5%

14  TYPE OF REPORTING PERSON*

    PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 OF 7








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ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.  CAPITALIZED TERMS NOT OTHERWISE
DEFINED HEREIN SHALL HAVE THE SAME MEANING AS THEY HAVE IN THE SCHEDULE 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

and

Item 4.     Purpose of Transaction.

     On January 16, 1996, Zell/Chilmark consummated the previously disclosed purchase, pursuant to the Stock Purchase Agreement, of 2,975,000 shares of Common Stock from Mr. Stuart Sloan at $25.00 per share plus an amount equal to a 5% annual return on such amount from March 17, 1995 through January 16, 1996, for total consideration of $77,462,077.92. The source of the funds used to acquire the shares was partnership capital contributions from both the sole general and limited partners of Zell/Chilmark.

Item 5.     Interest in Securities of the Issuer.

     (a) and (b) To the best knowledge of Zell/Chilmark, there are 14,432,129 shares of Common Stock issued and outstanding. As of the date hereof, the 3,975,000 shares of Common Stock beneficially owned by Zell/Chilmark represent approximately 27.5% of the Common Stock issued and outstanding. Zell/Chilmark has the sole power to vote or to direct the vote of the 3,975,000 shares of Common Stock beneficially owned by it and the sole power to dispose or to direct the disposition of the 3,975,000 shares of Common Stock beneficially owned by it.

     (c) Since the date of filing the Schedule 13D, the only transaction in Common Stock effected by Zell/Chilmark was the purchase of the 2,975,000 shares of Common Stock reported herein.

     (d) None.




                                 Page 3 of 5




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                                  SIGNATURE

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                                  Zell/Chilmark Fund, L.P.

                                  By:  ZC Limited Partnership,
                                            general partner

                                  By:  ZC Partnership,
                                            general partner

Dated: January 16, 1996           By:  ZC, Inc., a partner


                                  By:  /s/ SHELI Z. ROSENBERG
                                       ----------------------------------
                                       Sheli Z. Rosenberg, Vice President

                                EXHIBIT INDEX


Exhibit                                                                Page
Number                           Description                           Number
-------                          -----------                           ------

   1                    Recapitalization and Stock
                        Purchase and Sale Agreement,
                        dated as of January 14, 1995                      *

   2                    Stock Purchase and Sale Agreement,
                        dated as of January 14, 1995                      *

   3                    Standstill Agreement, dated
                        as of January 14, 1995                            *


* Previously Filed.



                              Page 5 of 5 Pages